Exhibit 99.1

Dominion Diamond Corporation Announces Jay Project Pre-Feasibility Study Results

- 84.6 million carats promoted to Mineral Reserve
- Estimated after-tax Net Present Value of US$610 million

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--January 27, 2015--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) is pleased to announce the results of a pre-feasibility study (“Jay PFS”) on the Jay kimberlite pipe deposit located within the Buffer Zone Joint Venture property in Canada’s Northwest Territories. Dominion compiled and prepared the Jay PFS with the assistance of its consultants Golder Associates Ltd. and Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd. The Ekati Diamond Mine consists of the Core Zone (in which the Company owns an 88.9% interest), which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone (in which the Company owns a 65.3% interest), an adjacent area hosting kimberlite pipes having both development and exploration potential, including the Jay kimberlite pipe as well as the Lynx kimberlite pipe.

Jay is the most significant undeveloped deposit at the Ekati Diamond Mine due to its large size and high grade. Jay is located beneath Lac du Sauvage, a moderate sized lake north of Lac de Gras, and is approximately 1.2 km from the shoreline. The Jay pipe is approximately 7 km to the northeast of the Misery Pit and related infrastructure, and 30km to the southeast of the main Ekati mine infrastructure.

Brendan Bell, Acting Chief Executive Officer stated: “Completing this pre-feasibility study is an important milestone for Jay, a project that we hope will be a significant growth opportunity for the company and a long-term pillar of the Northwest Territories economy.”

The Jay PFS evaluated the development of Jay as a stand-alone open pit operation, which would supply ore to the existing process plant at its full capacity of approximately 4.3 million dry metric tonnes per annum for approximately 11 years beyond the current projected closure of the Ekati Diamond Mine in calendar year 2020. This will require construction of a water retention dike encircling the pipe, allowing the isolated area to be dewatered ahead of the start of pre-stripping and mining operations.

The key financial and project highlights of the Jay PFS are as follows:

Financial and Project Highlights
Mined waste	182.1 million tonnes
Mined ore	45.6 million tonnes
Strip ratio	3.99
Recovered carats	84.6 million carats
Recovered grade	1.9 carats per tonne
Initial development capital	US$657 million[1]
Pre-stripping capital	US$33 million[1]
Sustaining capital	US$148 million[1]
Average diamond price	US$86 per carat[2]
Pre-tax NPV	US$1,127 million
Post-tax NPV	US$610 million[3]
Real discount rate	7%
Mine operational life	11 years
Average total operating cost per tonne processed	$75 per tonne[4]
Pre-tax IRR	21%
Post-tax IRR	16%[3]

Note: All US$ figures refer to unescalated 2014 United States Dollars and are on a 100% basis. All tonne totals refer to dry metric tonnes.

1. This estimate is at an assumed exchange rate of 1.135 CA$/US$ in calendar 2015 and 1.10 CA$/US$ in calendar 2016 and thereafter, and includes a US$83M contingency. The primary capital development cost is expected to be the construction of the dike and its associated infrastructure, including roads and pumping infrastructure.
2. Using the average prices from the Company's calendar 2014 rough diamond sales and the current diamond recovery profile of the Ekati processing plant, the Company has modeled the diamond price for Jay to be approximately US$64 per carat. Price forecasts for the Jay PFS are inclusive of a real 2.5% annual escalation from the average 2014 price over the life of the mine. The 2.5% price escalation price forecast is based on the Company’s analysis of long term supply-demand balance in the diamond market.
3. After taxes/royalties and unleveraged. Taxes are calculated on a stand-alone basis. Key applicable taxes assumed include a 13% Northwest Territories royalty rate and a 26.5% statutory income tax rate.
4. Operating costs estimated at a diesel fuel price of $1.20/litre delivered to Ekati.

The Company’s timetable for the development of Jay assumes permitting in calendar year 2016, with the start of construction in the second half of 2016, dewatering of the area isolated by the dike and pre-stripping in 2019, and mining of the Jay pipe and processing of kimberlite beginning in 2020. In 2020, the project would supply approximately half the ore to the process plant as Jay mining activities ramp up and the existing ore sources are exhausted.

As previously disclosed, the Company filed the Developer’s Assessment Report for the Jay Project on November 6, 2014.

The current development capital schedule for the Jay Project is as follows:
Calendar Year	2015	2016	2017	2018	2019
US$ (millions)	23	134	203	229	101[1]

1 including pre-stripping
Note: All US$ figures refer to unescalated 2014 United States Dollars and are on a 100% basis.

The primary capital development cost will be the construction of the dike and its associated infrastructure, including roads and pumping infrastructure, which amounts to US$368 million. Engineering, construction quality control and quality assurance, and construction management are estimated at 12% of this total, or an additional US$44 million.

Equipment costs are estimated to be US$96 million, which includes the purchase of 14 haul trucks, 2 hydraulic shovels, 2 front-end loaders, a dozer, and other support equipment. The maximum fleet required for construction would be 24 haul trucks, but the capital cost estimate is based on renting the 10 extra trucks that would be required for only a single construction season. To support a large truck fleet remote from the main Ekati Mine site infrastructure, a new truck shop will be required at the Misery site at a cost of US$31 million.

Ore will be transported from a stockpile adjacent to the Jay Pit using road trains. The first road train unit will be brought to the Ekati site on the 2015 winter road to haul Misery ore, with 2 more units to be purchased in 2016 assuming the first unit performs as expected. These units will transition to hauling Jay ore at the exhaustion of the other ore sources.

The estimated pre-stripping cost for the first phase of mining is US$33 million. Other capital costs include rockfill quarrying costs at US$13 million, a power line from Misery to Jay at US$9 million, construction support at US$8 million, and fish-out at US$5 million.

The Jay project would delay a substantial portion of the required reclamation activities at the Ekati Diamond Mine until project completion. This has a significant positive effect on the project economics, and approximately offsets the additional reclamation obligations that the project is expected to create.

Dominion is also pleased to report an updated Mineral Resource estimate and to report Mineral Reserves for Jay for the first time. The tables below summarize the Mineral Reserves and Mineral Resources expressed in millions of tonnes, carats per tonne, and millions of carats. The Mineral Reserves set out below account for mining recovery and dilution. Based on improved recovery results from the process plant since 2013, the Company estimates diamond recovery at an equivalent stone size cut-off of 1.0 millimeters. Mineral Resources are reported inclusive of Mineral Reserves.

Jay Mineral Reserves at Ekati Diamond Mine (100% basis)
Kimberlite pipes			PROVEN RESERVES			PROBABLE RESERVES			PROVEN AND PROBABLE
Zone location		Type	M t	Ct / t	M ct	M t	Ct / t	M ct	M t	Ct / t	M ct

Jay	Buffer	OP	-	-	-	45.6	1.9	84.6	45.6	1.9	84.6
Jay Mineral Resources at Ekati Diamond Mine (100% basis)
Kimberlite pipes			MEASURED RESOURCES			INDICATED RESOURCES			INFERRED RESOURCES
Zone location		Type	M t	Ct / t	M ct	M t	Ct / t	M ct	M t	Ct / t	M ct

Jay	Buffer	OP	-	-	-	48.2	1.9	90.6	4.2	2.1	8.6

Notes:

1. Mineral Reserves and Resources have an effective date of November 2014.
2. Mineral Reserves and Resources are reported on a 100% basis, at a 1.0mm cut-off. The Company has a 65.3% interest in the Buffer Zone joint venture.
3. Mineral Resources are reported inclusive of Mineral Reserves.
4. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
5. Mineral Reserves and Resources are reported in accordance with the CIM Definition Standards.
6. The reference point for the definition of Mineral Reserves is at the point of delivery to the process plant.

The Company expects to file an updated Technical Report on the Ekati Diamond Mine within 45 days of this press release. This will update the previously filed Technical Report for the Ekati Diamond Mine dated May 24, 2013.

Forward-Looking Information
Information included herein that is not current or historical factual information, including information about estimated mine life and other development plans regarding mining activities at the Ekati Diamond Mine, estimated economics of the Jay pipe, estimated reserves and resources, projected capital and operating costs, and future diamond prices, constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information can generally be identified by the use of terms such as "may", "will", "should", "could", "expect", "plan", "anticipate", "foresee", "appears", "believe", "intend", "estimate", "predict", "potential", "continue", "objective", "modeled", "hope", "forecast" or other similar expressions concerning matters that are not historical facts. Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Ekati Diamond Mine; the timely receipt of required regulatory approvals; mining methods; currency exchange rates; estimates related to the capital expenditures required to bring the Jay pipe into production, required operating and capital costs; labour and fuel costs; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. These assumptions may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Ekati Diamond Mine, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements and any delays in receiving required regulatory approvals, the risk that diamond price assumptions may prove to be incorrect, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this disclosure, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

Qualified Person
The scientific and technical information contained in this press release has been prepared by Dominion, operator of the Ekati Diamond Mine, under the supervision of Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultant, and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators. Dominion was assisted by Danny Tolmer, P.Eng. of Golder Associates Ltd., who supervised the Probable Mineral Reserve estimate and John Cunning, P.Eng. of Golder Associates Ltd., who supervised the capital development cost estimates for the construction of the dike, its associated infrastructure, including roads and pumping infrastructure and for the truck shop, who are both Qualified Persons within the meaning of National Instrument 43-101. Each person has reviewed and approved the information in this news release relevant to the portion of the Jay PFS for which they are responsible.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world’s third largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Mr. Richard Chetwode, +44 (0) 7720-970-762
Vice President, Corporate Development
rchetwode@ddcorp.ca
or
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca